Exhibit (a)(5)(J)

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421, Fax (31) 45 5740680
Internet: www.dsm.com
E-mail: media.relations@dsm.com

10E	Heerlen (NL), 21 February 2011

DSM Tender Offer for Martek Biosciences Corporation is Successful; DSM Commences Subsequent Offering Period to Allow Additional Tenders

Royal DSM N.V. (NYSE Euronext: DSM KON), the global Life Sciences and Materials Sciences company headquartered in the Netherlands, announced today that its tender offer to purchase all of the outstanding shares of common stock of Martek Biosciences Corporation  (NASDAQ: MATK), at a price of $31.50 per share, was successful.

The initial offering period of the tender offer expired at 5:00 p.m., New York City time, on February 18, 2011. The depositary for the tender offer has advised that, as of such time, a total of approximately 30,410,223 Martek shares of common stock were validly tendered and not withdrawn in the offer (including 2,359,558 shares tendered by notices of guaranteed delivery), representing approximately 90.6% of Martek’s currently outstanding shares, and approximately 83.6% excluding the shares tendered by notices of guaranteed delivery (or approximately 83.5% and 77.1%, respectively, calculated on a fully diluted basis).  DSM has accepted for payment all validly tendered shares.

DSM further announced that it is commencing a subsequent offering period for three business days, which will expire at 12:00 midnight, New York City time, on Thursday, February 24, 2011 unless further extended. The purpose of this subsequent offering period is to enable Martek stockholders who have not previously tendered their shares of common stock in the offer to do so and promptly receive the same $31.50 per share that was paid during the initial offering period. During the subsequent offering period, tendering stockholders will not have withdrawal rights.

The subsequent offering period of the tender offer is being made pursuant to the previously announced merger agreement among DSM, Greenback Acquisition Corporation and Martek dated as of December 20, 2010.

Following completion of the subsequent offering period, DSM intends to complete a short-form merger in accordance with the merger agreement. In the short-form merger, Greenback Acquisition Corporation will merge with and into Martek and each share of Martek common stock not tendered in the tender offer, other than those as to which holders exercise appraisal rights under Delaware law and those held by DSM or Martek or their respective subsidiaries, will be converted in the merger into the right to receive $31.50 per share in cash, without interest and less any required withholding taxes. This is the same price per share paid in the tender offer.

Martek

Martek is a leader in the innovation, development, production and sale of high-value products from microbial sources that promote health and wellness through nutrition. Martek’s technology platform consists of its core expertise, broad experience and proprietary technology in areas such as microbial biology, algal genomics, fermentation and downstream processing. This technology platform has resulted in Martek’s development of a number of products, including the company’s flagship product, life’sDHA™, a sustainable and vegetarian source of algal DHA (docosahexaenoic acid) important for brain, heart and eye health throughout life for use in infant formula, pregnancy and nursing products, foods and beverages, dietary supplements and animal feeds.  Martek also produces life’sARA™ (arachidonic acid), an omega-6 fatty acid, for use in infant formula and follow-on formulas. Martek’s subsidiary, Amerifit Brands, develops, markets and distributes branded consumer health and wellness products and holds leading brand positions in all of its key product categories. Amerifit products are sold in most major mass, club, drug, grocery and specialty stores and include: Culturelle®, a leading probiotic supplement; AZO, the leading OTC brand addressing symptom relief and detection of urinary tract infections; and Estroven®, the leading all-natural nutritional supplement brand addressing the symptoms of menopause.

For more information on Martek Biosciences, visit www.martek.com. For a complete list of life’sDHA™ and life’sARA™ products, visit www.lifesdha.com. For more information about Amerifit Brands, visit http://www.amerifit.com.

DSM – the Life Sciences and Materials Sciences Company

Royal DSM N.V. creates solutions that nourish, protect and improve performance. Its end markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrical and electronics, life protection and housing. DSM manages its business with a focus on the triple bottom line of economic performance, environmental quality and social responsibility, which it pursues simultaneously and in parallel. DSM has annual net sales of about €8 billion and employs some 22,700 people worldwide. The company is headquartered in the Netherlands, with locations on five continents. DSM is listed on Euronext Amsterdam. More information: www.dsm.com.

For more information:

DSM Corporate Communications Herman Betten tel. +31 (0) 45 5782017 fax +31 (0) 45 5740680 e-mail media.relations@dsm.com	DSM Investor Relations Hans Vossen tel. +31 (0) 45 5782864 fax +31 (0) 45 5782595 e-mail investor.relations@dsm.com

Brunswick Group Jennifer Lowney/Justin Dini Tel +1 212 333 3810 e-mail: dsm@brunswickgroup.com	Brunswick Group Kate Miller/Jonathan Glass Tel +44 20 7396 3544 e-mail: dsm@brunswickgroup.com

Additional Information

This news release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Martek. On 13 January 2011, DSM and its wholly-owned subsidiary, Greenback Acquisition Corporation, filed a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Martek filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. DSM, Greenback Acquisition Corporation and Martek mailed these documents to the stockholders of Martek. These documents contain important information about the tender offer, and stockholders of Martek are urged to read them carefully. Stockholders of Martek can obtain a free copy of these documents and other documents filed by Martek, DSM or Greenback Acquisition Corporation with the Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders can obtain a free copy of these documents free of charge from MacKenzie Partners, Inc., the information agent for the tender offer, toll-free at (800) 322-2885, or from DSM.

Forward-Looking Statements

This news release contains certain forward looking statements that involve a number of risks and uncertainties. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such statements. Such risks and uncertainties include: uncertainties as to the timing of the merger; any conditions imposed in connection with consummation of the merger; satisfaction of various other conditions to the completion of the merger contemplated by the merger agreement; and other risk factors as set forth from time to time in DSM’s Annual Report and in filings with the SEC including, but not limited to, Part I, Item 1A, of Martek’s Form 10-K for the fiscal year ended October 31, 2010, other Martek reports on Form 10-K, Form 10-Q and Form 8-K and DSM’s Schedule TO and related documentation and Martek’s Schedule 14D-9 filed in connection with the tender offer. The inclusion of a forward-looking statement herein should not be regarded as a representation by DSM or Martek that DSM’s or Martek’s objectives will be achieved. DSM and Martek undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.